SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                          FORM 12b-25 (Amendment No. 1)

                        Commission File Number 000-22719

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                           NOTIFICATION OF LATE FILING

  (Check One): /X/ Form 10-K    / / Form 11-K    / / Form 20-F    / / Form 10-Q

              / /  Form N-SAR

For Period Ended:  December 31, 1997

/ / Transition Report on Form 10-K          / / Transition Report on Form N-SAR
/ / Transition Report on Form 10-Q          / / Transition Report on Form 11-K
/ / Transition Report on Form 20-F



For the Transition Period Ended: ____________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above identify the Item(s) to which the notification relates: ________________________

                       PART I.  REGISTRANT INFORMATION

Full name of registrant:    Physician Healthcare Plan of New Jersey, Inc.

Former name if applicable:   _______________________________

Address of principal executive office (Street and number):
c/o The Pace Group, Inc., 12160 Abrams Road, Suite 409

City, State and Zip Code :  Dallas, TX 75243

                      PART II.  RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/ / (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/ / (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/  / (c) The accountant's statement or other exhibit required by Rule
     12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

THE FOLLOWING AMENDS THE REGISTRANT'S FORM 12b-25 FILED ON MARCH 31, 1998.

As of December 19, 1997, the Registrant sold its HMO and PPO operations to Medigroup of New Jersey, Inc., as reported on Form 8-K filed on December 29, 1997. The Registrant has no employees of its own, and has not had its own employees during fiscal year 1997. The Registrant continues to utilize contract staffing arrangements for certain accounting, reporting and corporate and administrative functions. Such arrangements are on an hourly service basis, now that the Registrant has no active operations.

Because responsibilities for accounting and SEC reporting are divided between two separate contract staffs, and because certain quantitative data necessary for the preparation of the Registrant's financial information is provided by a separate third party administrator, the Registrant has experienced delays in assembling financial information required for completion of the audit of its financial statements by its independent public accountants. The Registrant could not, without unreasonable expense, consolidate all accounting, reporting and data processing functions in one staff. In addition, the Registrant could not, without unreasonable expense, accelerate the completion of the audit of its financial statements, to facilitate the completion of the audit in time for filing audited financial statements by March 31, 1998.

The Registrant represented in its March 31, 1998 filing that it would file its annual report on Form 10-KSB on or before the 15th calendar day following the prescribed due date. The Registrant has been advised by its auditors that some additional materials were required for completion of the audit of the Registrant's financial statements. Such materials could not be produced by the third parties responsible for such data in time to permit the filing of the Registrant's annual report by April 15, 1998. The Registrant is diligently attempting to obtain the materials requested by the auditors, and will file the annual report as soon as it receives the auditors report on the audited financial statements.


                           PART IV. OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

   Karen A. Miller                      (800)                     422-5611
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     (Name)                          (Area code)             (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Registrant Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report been filed? If the answer is no, identify report(s). / X / Yes / / No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                            /  / Yes    /X / No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Physicians Healthcare Plan of New Jersey, Inc.
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 (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 15, 1998        By:    /s/ Karen A. Miller  Acting CEO
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          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.